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                                                                    EXHIBIT 99.1


ITEM 1A. RISK FACTORS

RISK FACTORS AFFECTING OUR BUSINESS

WE MAY NOT BE SUCCESSFUL IN ULTIMATELY RECOVERING THE FULL VALUE OF OUR TRUE-UP COMPONENTS, WHICH COULD RESULT IN THE ELIMINATION OF CERTAIN TAX BENEFITS AND COULD HAVE AN ADVERSE IMPACT ON OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

         In March 2004, we filed our true-up application with the Texas Utility Commission, requesting recovery of $3.7 billion, excluding interest. In December 2004, the Texas Utility Commission issued its final order (True-Up Order) allowing us to recover a true-up balance of approximately $2.3 billion, which included interest through August 31, 2004, and providing for adjustment of the amount to be recovered to include interest on the balance until recovery, the principal portion of additional excess mitigation credits returned to customers after August 31, 2004 and certain other matters. We and other parties filed appeals of the True-Up Order to a district court in Travis County, Texas. In August 2005, the court issued its final judgment on the various appeals. In its judgment, the court affirmed most aspects of the True-Up Order, but reversed two of the Texas Utility Commission's rulings. The judgment would have the effect of restoring approximately $650 million, plus interest, of the $1.7 billion the Texas Utility Commission had disallowed from our initial request. First, the court reversed the Texas Utility Commission's decision to prohibit us from recovering $180 million in credits through August 2004 that we were ordered to provide to retail electric providers as a result of an inaccurate stranded cost estimate made by the Texas Utility Commission in 2000. Additional credits of approximately $30 million were paid after August 2004.

         Second, the court reversed the Texas Utility Commission's disallowance of $440 million in transition costs which are recoverable under the Texas Utility Commission's regulations. We and other parties appealed the district court decisions. Briefs have been filed with the 3rd Court of Appeals in Austin but oral argument has not yet been scheduled. No prediction can be made as to the ultimate outcome or timing of such appeals. Additionally, if the amount of the true-up balance is reduced on appeal to below the amount recovered through the issuance of transition bonds and under the CTC, while the amount of transition bonds outstanding would not be reduced, we would be required to refund the over recovery to our customers.

         Among the issues raised in our appeal of the True-Up Order is the Texas Utility Commission's reduction of our stranded cost recovery by approximately $146 million for the present value of certain deferred tax benefits associated with our former Texas Genco assets. Such reduction was considered in our recording of an after-tax extraordinary loss of $977 million in the last half of 2004. We believe that the Texas Utility Commission based its order on proposed regulations issued by the IRS in March 2003 related to those tax benefits. Those proposed regulations would have allowed utilities which were deregulated before March 4, 2003 to make a retroactive election to pass the benefits of ADITC and EDFIT back to customers. However, in December 2005, the IRS withdrew those proposed normalization regulations and issued new proposed regulations that do not include the provision allowing a retroactive election to pass the tax benefits back to customers. If the December 2005 proposed regulations become


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effective and if the Texas Utility Commission's order on this issue is not reversed on appeal or the amount of the tax benefits is not otherwise restored by the Texas Utility Commission, the IRS is likely to consider that a "normalization violation" has occurred. If so, the IRS could require us to pay an amount equal to our unamortized ADITC balance as of the date that the normalization violation was deemed to have occurred. In addition, if a normalization violation is deemed to have occurred, the IRS could also deny us the ability to elect accelerated depreciation benefits. If a normalization violation should ultimately be found to exist, it could have an adverse impact on our results of operations, financial condition and cash flows. The Texas Utility Commission has not previously required a company subject to its jurisdiction to take action that would result in a normalization violation.

OUR RECEIVABLES ARE CONCENTRATED IN A SMALL NUMBER OF RETAIL ELECTRIC PROVIDERS, AND ANY DELAY OR DEFAULT IN PAYMENT COULD ADVERSELY AFFECT OUR CASH FLOWS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Our receivables from the distribution of electricity are collected from retail electric providers that supply the electricity we distribute to their customers. Currently, we do business with 66 retail electric providers. Adverse economic conditions, structural problems in the market served by the Electric Reliability Council of Texas, Inc. (ERCOT) or financial difficulties of one or more retail electric providers could impair the ability of these retail providers to pay for our services or could cause them to delay such payments. We depend on these retail electric providers to remit payments on a timely basis. Applicable regulatory provisions require that customers be shifted to a provider of last resort if a retail electric provider cannot make timely payments. Reliant Energy, Inc. (RRI), through its subsidiaries, is our largest customer. Approximately 56% of our $127 million in billed receivables from retail electric providers at December 31, 2005 was owed by subsidiaries of RRI. Any delay or default in payment could adversely affect our cash flows, financial condition and results of operations.

RATE REGULATION OF OUR BUSINESS MAY DELAY OR DENY OUR ABILITY TO EARN A REASONABLE RETURN AND FULLY RECOVER OUR COSTS.

         Our rates are regulated by certain municipalities and the Texas Utility Commission based on an analysis of our invested capital and our expenses in a test year. Thus, the rates that we are allowed to charge may not match our expenses at any given time. The regulatory process by which rates are determined may not always result in rates that will produce full recovery of our costs and enable us to earn a reasonable return on our invested capital.

DISRUPTIONS AT POWER GENERATION FACILITIES OWNED BY THIRD PARTIES COULD INTERRUPT OUR SALES OF TRANSMISSION AND DISTRIBUTION SERVICES.

         We transmit and distribute to customers of retail electric providers electric power that the retail electric providers obtain from power generation facilities owned by third parties. We do not own or operate any power generation facilities. If power generation is disrupted or if power generation capacity is inadequate, our sales of transmission and distribution services may be


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diminished or interrupted, and our results of operations, financial condition and cash flows may be adversely affected.

OUR REVENUES AND RESULTS OF OPERATIONS ARE SEASONAL.

         A significant portion of our revenues are derived from rates that we collect from each retail electric provider based on the amount of electricity we distribute on behalf of such retail electric provider. Thus, our revenues and results of operations are subject to seasonality, weather conditions and other changes in electricity usage, with revenues being higher during the warmer months.

RISK FACTORS ASSOCIATED WITH OUR CONSOLIDATED FINANCIAL CONDITION

IF WE ARE UNABLE TO ARRANGE FUTURE FINANCINGS ON ACCEPTABLE TERMS, OUR ABILITY TO REFINANCE EXISTING INDEBTEDNESS COULD BE LIMITED.

         As of December 31, 2005, we had $4.1 billion of outstanding indebtedness on a consolidated basis, which includes $2.5 billion of non-recourse transition bonds. Our future financing activities may depend, at least in part, on:

     o the timing and amount of our recovery of the true-up components, including, in particular, the results of appeals to the courts of determination on rulings obtained to date;

     o   general economic and capital market conditions;

     o   credit availability from financial institutions and other lenders;

     o   investor confidence in us and the market in which we operate;

     o   maintenance of acceptable credit ratings by us and CenterPoint Energy;

     o market expectations regarding our future earnings and probable cash flows;

     o market perceptions of our ability to access capital markets on reasonable terms;

     o our exposure to RRI as our customer and in connection with its indemnification obligations arising in connection with its separation from CenterPoint Energy; and

     o   provisions of relevant tax and securities laws.

         As of December 31, 2005, we had outstanding $2.0 billion aggregate principal amount of general mortgage bonds under the General Mortgage, including approximately $527 million held in trust to secure pollution control bonds for which CenterPoint Energy is obligated and approximately $229 million held in trust to secure pollution control bonds for which we are obligated. Additionally, we had outstanding approximately $253 million aggregate principal amount of first mortgage bonds under the Mortgage, including approximately $151 million held in trust to secure certain pollution control bonds for which CenterPoint Energy is obligated. We may issue additional general mortgage bonds on the basis of retired bonds, 70% of property additions or cash deposited with the trustee. Approximately $2.0 billion of additional first mortgage bonds and general mortgage bonds could be issued on the basis of retired bonds and 70% of property additions as of December 31, 2005. However, we are contractually prohibited, subject to certain exceptions, from issuing additional first mortgage bonds.


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         Our current credit ratings are discussed in "Management's Narrative
Analysis of Results of Operations -- Liquidity -- Impact on Liquidity of a Downgrade in Credit Ratings" in Item 7 of this report. These credit ratings may not remain in effect for any given period of time and one or more of these ratings may be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold our securities. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to access capital on acceptable terms.

THE FINANCIAL CONDITION AND LIQUIDITY OF OUR PARENT COMPANY COULD AFFECT OUR ACCESS TO CAPITAL, OUR CREDIT STANDING AND OUR FINANCIAL CONDITION.

         Our ratings and credit may be impacted by CenterPoint Energy's credit standing. As of December 31, 2005, CenterPoint Energy and its subsidiaries other than us have approximately $665 million principal amount of debt required to be paid through 2008. This amount excludes amounts related to capital leases, securitization debt and indexed debt securities obligations. In addition, CenterPoint Energy has $830 million of outstanding convertible notes on which holders could exercise their "put" rights during this period. CenterPoint Energy and its other subsidiaries may not be able to pay or refinance these amounts. If CenterPoint Energy were to experience a deterioration in its credit standing or liquidity difficulties, our access to credit and our ratings could be adversely affected and the repayment of notes receivable from CenterPoint Energy in the amount of $750 million as of December 31, 2005 could be adversely affected.

RISKS COMMON TO OUR BUSINESS AND OTHER RISKS

WE ARE SUBJECT TO OPERATIONAL AND FINANCIAL RISKS AND LIABILITIES ARISING FROM ENVIRONMENTAL LAWS AND REGULATIONS.

         Our operations are subject to stringent and complex laws and regulations pertaining to health, safety and the environment. As an owner or operator of electric transmission and distribution systems, we must comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

     o   restricting the way we can handle or dispose of our wastes;

     o limiting or prohibiting construction activities in sensitive areas such as wetlands, coastal regions, or areas inhabited by endangered species;

     o requiring remedial action to mitigate pollution conditions caused by our operations, or attributable to former operations; and

     o enjoining the operations of facilities deemed in non-compliance with permits issued pursuant to such environmental laws and regulations.

         In order to comply with these requirements, we may need to spend substantial amounts and devote other resources from time to time to:

     o   construct or acquire new equipment;


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     o   acquire permits for facility operations; and

     o   modify or replace existing and proposed equipment.

         Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial actions, and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.

OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT. INSUFFICIENT INSURANCE COVERAGE AND INCREASED INSURANCE COSTS COULD ADVERSELY IMPACT OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

         In common with other companies in our line of business that serve coastal regions, we do not have insurance covering our transmission and distribution system because we believe it to be cost prohibitive. Additionally, we do not have business interruption coverage. If we were to sustain any loss of, or damage to, our transmission and distribution properties, we may not be able to recover such loss or damage through a change in our regulated rates, and any such recovery may not be timely granted. Therefore, we may not be able to restore any loss of, or damage to, any of our transmission and distribution properties without negative impact on our results of operations, financial condition and cash flows.

WE AND CENTERPOINT ENERGY COULD INCUR LIABILITIES ASSOCIATED WITH BUSINESSES AND ASSETS THAT WE HAVE TRANSFERRED TO OTHERS.

         Under some circumstances, we and CenterPoint Energy could incur liabilities associated with assets and businesses we and CenterPoint Energy no longer own. These assets and businesses were previously owned by Reliant Energy, Incorporated (Reliant Energy), our predecessor, directly or through subsidiaries and include:

     o those transferred to RRI or its subsidiaries in connection with the organization and capitalization of RRI prior to its initial public offering in 2001; and

     o those transferred to Texas Genco in connection with its organization and capitalization.

         In connection with the organization and capitalization of RRI, RRI and its subsidiaries assumed liabilities associated with various assets and businesses Reliant Energy transferred to them. RRI also agreed to indemnify, and cause the applicable transferee subsidiaries to indemnify, CenterPoint Energy and its subsidiaries, including us, with respect to liabilities associated with the transferred assets and businesses. The indemnity provisions were intended to place sole financial responsibility on RRI and its subsidiaries for all liabilities associated with the current and historical businesses and operations of RRI, regardless of the time those liabilities arose. If RRI is unable to satisfy a liability that has been so assumed in circumstances in which


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Reliant Energy has not been released from the liability in connection with the transfer, we and CenterPoint Energy could be responsible for satisfying the liability.

         RRI's unsecured debt ratings are currently below investment grade. If RRI were unable to meet its obligations, it would need to consider, among various options, restructuring under the bankruptcy laws, in which event RRI might not honor its indemnification obligations and claims by RRI's creditors might be made against us as its former owner.

         Reliant Energy and RRI are named as defendants in a number of lawsuits arising out of power sales in California and other West Coast markets and financial reporting matters. Although these matters relate to the business and operations of RRI, claims against Reliant Energy have been made on grounds that include the effect of RRI's financial results on Reliant Energy's historical financial statements and liability of Reliant Energy as a controlling shareholder of RRI. We could incur liability if claims in one or more of these lawsuits were successfully asserted against us and indemnification from RRI were determined to be unavailable or if RRI were unable to satisfy indemnification obligations owed with respect to those claims.

         In connection with the organization and capitalization of Texas Genco, Texas Genco assumed liabilities associated with the electric generation assets Reliant Energy transferred to it. Texas Genco also agreed to indemnify, and cause the applicable transferee subsidiaries to indemnify, CenterPoint Energy and it subsidiaries, including us, with respect to liabilities associated with the transferred assets and businesses. In many cases the liabilities assumed were our obligations and we were not released by third parties from these liabilities. The indemnity provisions were intended generally to place sole financial responsibility on Texas Genco and its subsidiaries for all liabilities associated with the current and historical businesses and operations of Texas Genco, regardless of the time those liabilities arose. In connection with the sale of Texas Genco's fossil generation assets (coal, lignite and gas-fired plants) to Texas Genco LLC, the separation agreement CenterPoint Energy entered into with Texas Genco in connection with the organization and capitalization of Texas Genco was amended to provide that all of Texas Genco's rights and obligations under the separation agreement relating to its fossil generation assets, including Texas Genco's obligation to indemnify CenterPoint Energy and its subsidiaries, including us, with respect to liabilities associated with the fossil generation assets and related business, were assigned to and assumed by Texas Genco LLC. In addition, under the amended separation agreement, Texas Genco is no longer liable for, and CenterPoint Energy has assumed and agreed to indemnify Texas Genco LLC against, liabilities that Texas Genco originally assumed in connection with its organization to the extent, and only to the extent, that such liabilities are covered by certain insurance policies or other similar agreements held by CenterPoint Energy. If Texas Genco or Texas Genco LLC were unable to satisfy a liability that had been so assumed or indemnified against, and provided Reliant Energy had not been released from the liability in connection with the transfer, we could be responsible for satisfying the liability.

         CenterPoint Energy or it subsidiaries have been named, along with numerous others, as a defendant in lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos. Most claimants in such litigation have been workers who participated in construction of various industrial facilities, including power plants. Some of the claimants have worked at


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locations CenterPoint Energy owns, but most existing claims relate to facilities previously owned by CenterPoint Energy but currently owned by Texas Genco LLC. We anticipate that additional claims like those received may be asserted in the future. Under the terms of the separation agreement between CenterPoint Energy and Texas Genco, ultimate financial responsibility for uninsured losses from claims relating to facilities transferred to Texas Genco has been assumed by Texas Genco, but under the terms of CenterPoint Energy's agreement to sell Texas Genco to Texas Genco LLC, CenterPoint Energy has agreed to continue to defend such claims to the extent they are covered by insurance CenterPoint Energy maintains, subject to reimbursement of the costs of such defense from Texas Genco LLC.